Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

            Attention Business Editors:
            Jaguar Mining Q2 2008 Earnings Conference Call Details

            JAG - TSX/NYSE Arca

            NOTICE OF CONFERENCE CALL: Tuesday, August 12 (at) 10:00 a.m. EDT

            CONCORD, NH, Aug. 1 /CNW/ - Jaguar Mining Inc. ("Jaguar" or "the
Company") (JAG: TSX/NYSE Arca, JAG.NT: TSX) will release its Q2 2008 financial and operating results after the market close on August 11, 2008. The Company will hold a conference call the following morning, August 12 at 10:00 a.m.
EDT, to discuss the results.

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                      From North America:        866-900-4867
                      International:             213-416-2196
                      Replay:
                      From North America:        800-675-9924
                      International:             213-416-2185
                      Replay ID:                 81208
                      Webcast:                   www.jaguarmining.com
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            About Jaguar

            Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais. Jaguar is actively exploring and developing additional mineral resources at its
72,000 acre land base in Minas Gerais and on an additional 159,000 acres in the state of Ceara in the Northeast of Brazil through a joint venture. The
Company has no gold hedges in place thereby providing the leverage to gold prices directly to its investors. Additional information is available on the
Company's website at www.jaguarmining.com.

            %CIK: 0001333849

            /For further information: Investors and analysts: Bob Zwerneman, Vice
President Corporate Development and Director of Investor Relations, (603)
224-4800, bobz(at)jaguarmining.com; Media inquiries: Valeria Rezende DioDato,
Director of Communication, (603) 224-4800, valeria(at)jaguarmining.com/
            (JAG.NT. JAG JAG.)

CO:  Jaguar Mining Inc.

CNW 12:12e 01-AUG-08